                                                               EXHIBIT 99(a)(9)

FOR IMMEDIATE RELEASE  Contacts:

                       HUNTSMAN PACKAGING CORPORATION  INFORMATION AGENT:
                       Scott K. Sorenson               Mackenzie Partners, Inc.
                       Executive Vice President and    (212) 929-5500
                         Chief Financial Officer       BANKS AND BROKERS:
                       (801) 532-5200                  (212) 929-5500

                                                       ALL OTHERS:
                                                       1-800-322-2885


                    HUNTSMAN PACKAGING CORPORATION COMMENCES
                  CASH TENDER OFFER FOR BLESSINGS CORPORATION


     Salt Lake City, UT, April 14, 1998 -- Huntsman Packaging Corporation announced today that VA Acquisition Corp., its wholly-owned subsidiary, has commenced a cash tender offer for all outstanding shares of common stock of Blessings Corporation (AMEX:BCO) at $21.00 per share, net to the seller in cash.

     The offer is being made pursuant to the previously announced merger agreement between Huntsman Packaging Corporation, VA Acquisition Corp. and Blessings Corporation. The offer is conditioned upon, among other things, the tender of a majority of the shares outstanding on a fully diluted basis and the expiration or termination of any applicable waiting periods under the federal Hart-Scott-Rodino Antitrust Improvements Act and the Mexican Federal Law of Economic Competition. As previously announced, Blessings' largest shareholder, Williamson-Dickie Manufacturing Company, along with certain Blessings' directors, which hold in the aggregate approximately 57.3% of the shares outstanding on a fully-diluted basis, have agreed to tender their shares into the offer.

     The offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Monday, May 11, 1998. Chase Securities Inc. is acting as the Dealer Manager for the offer and Mackenzie Partners, Inc. is serving as the Information Agent for the offer.

     Huntsman Packaging Corporation is a world-class manufacturer of value-added polyethylene and PVC plastic films and flexible packaging. One of North America's largest film and flexible packaging manufacturers, Huntsman Packaging annually produces over 500 million pounds of film and flexible packaging for food packaging, medical and pharmaceutical applications, household goods, garden supplies, pet food, cosmetics, retail merchandise, and agricultural, industrial and institutional applications. It had 1997 revenues of approximately $500 million.